UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 3	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person	2. Date of Event Required Statement (Month/Day/year)	4. Issuer Name and Ticker or Trading Symbol
Stacy Kaufman	3/31/1999	Skintek Labs, Inc.
959 Shotgun Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year) July 11, 2001
X Director 69 % Owner
X Officer ___ Other
(give title below (specify below)
Sunrise, FL 33326		President	7. Individual or Joint/Group Filing (Check Applicable)
X Form filed by One
__ Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct (D) or Indirect (I)	4. Nature of Indirect Beneficial Ownership
Common Stock	3,371,666(1)	D	N/A
(1) Based upon 4,886,338 shares outstanding as of March 31, 1999. Includes 3,083,333 shares jointly owned of record and beneficially by Stacy Kaufman and his wife, Cathy Kaufman, as JTWROS, and 288,333 shares solely owned of record and beneficially by Stacy Kaufman issued to Mr. Kaufman for services to SKNT prior to the merger with PBI in November 1998.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I)	6. Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

(1) Mr. Kaufman was granted options to purchase 2.5 million shares at $.50 per share in increments of 500,000 based upon cumulative revenues.

By /s/ Stacy Kaufman, July 20, 2001
** Signature of reporting Person Date
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).